PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Primero Mining Corp. (“Primero” or the “Company”) for the three and nine months ended September 30, 2010, as well as the annual audited consolidated financial statements for the year ended December 31, 2009 and corresponding MD&A. Additional information on the Company, including its Annual Information Form, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of November 9, 2010.

THIRD QUARTER HIGHLIGHTS

  Completed an equity financing on July 20, 2010 for gross proceeds of $285 million, which were used primarily to fund the cash portion of the purchase price of the San Dimas mines;
  Closed the acquisition of the San Dimas gold-silver mines, mill and related assets (the “San Dimas Mine”) on August 6, 2010, transforming Primero from an exploration company to a precious metals producer;
  Gold production totalled 10,772 ounces and gold sales totalled 11,845 ounces for the period from August 6 to September 30, 2010;
  In September 2010, released results of exploration and development program which increased proven and probable reserves by 83,000 ounces of gold and 5.3 million ounces of silver and indicated intercepts well above reserve grade.

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine which it acquired on August 6, 2010. The Company also has one exploration property, Ventanas, located in Durango state, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol P. In addition, Primero has share purchase warrants which trade on the TSX under the symbol P.WT.

The Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The San Dimas Mine is an established property with a long operating history and a record of reserve replacement, resource conversion and exploration success. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2013, by increasing production at the San Dimas Mine and completing further acquisitions of precious metals properties primarily in Latin America.

The Company believes that the San Dimas Mine provides a solid production base with immediate opportunities to optimize mine capacity and mill throughput. Drilling and development programs carried out over the last few years have resulted in discoveries that have significantly increased reserve and production estimates. The Company believes that it can continue to expand reserves by focussing new drilling programs on areas of good exploration potential – principally the Sinaloa Graben block and the Arana Hanging Wall.

RECENT CORPORATE DEVELOPMENTS

Acquisition of San Dimas Mine

On August 6, 2010, the Company acquired the San Dimas mines, mill and related assets, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc.. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. and Silver Wheaton Caymans Ltd., as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico.

The fair value of the consideration transferred to acquire the San Dimas Mine was $485.2 million, which comprised $216.0 million in cash, $159.2 million in common shares, $60 million in a 3% convertible note and $50 million in a 6% promissory note.

Public Offering

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $285 million. Each Subscription Receipt converted into one common share and 0.4 of a common share purchase warrant on August 6, 2010 concurrent with the Company’s acquisition of the San Dimas mines. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

Share Consolidation

At the annual general meeting of the Company on June 28, 2010, shareholders approved a share consolidation of between five and 20 pre-consolidation common shares for one post-consolidation common share effective immediately before the completion of the San Dimas acquisition. The Board of Directors subsequently determined that the consolidation ratio would be 20 to one. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units and warrants and per share amounts for all periods have been adjusted to reflect the common share consolidation.

Concurrent with the share consolidation the Company changed its name from Mala Noche Resources Corp. to Primero Mining Corp.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

TSX listing

On August 19, 2010 the Company’s common shares and common share warrants commenced trading on the TSX, migrating from the TSX Venture Exchange.

Changes to the Board and management

On August 26, 2010, the Company appointed Mr. Timo Jauristo and Mr. Rohan Hazelton, both of Goldcorp Inc., to its board of directors. Messrs Jauristo and Hazelton have considerable industry experience, as well as experience with the San Dimas Mine. Also on August 26, 2010, the Company announced the resignation of Mr. John Beaulieu, one of its founding directors. On October 19, 2010, the Company announced the appointment of David Sandison as Vice President, Corporate Development. Mr. Sandison, who has over 25 years of mining industry experience, specializing in corporate development, will be an important resource as Primero looks to pursue strategic growth opportunities.

SUMMARIZED FINANCIAL DATA

(in thousands of US dollars except per	Three months ended		Nine months ended
share amounts)	September 30,		September 30,
	2010	2009	2010	2009
Assets (as at September 30)
Mining interests	485,391	1,590	485,391	1,590
Total assets	639,595	2,800	639,595	2,800
Total liabilities (as at September 30)	211,152	170	211,152	170
Shareholders' equity (as at September 30)	428,443		428,443
Revenues	18,853	-	18,853	-
Cost of sales	15,956	-	15,956	-
Depreciation and depletion	2,002	-	2,002	-
Earnings from mining operations	895	-	895	-
General and administration	27,982	243	31,041	391
Net loss	(33,261)	(238)	(36,314)	(450)
Loss per share	(0.64)	(0.08)	(1.82)	(0.24)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

San Dimas Mine

The San Dimas Mine consists of the San Antonio (Central Block), Tayoltita and Santa Rita underground mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The Santa Rita mine is located approximately three kilometres upstream from the Tayoltita mine while the San Antonio mine is approximately seven kilometres west of Tayoltita. The San Dimas district is an area with a long mining history with production first reported in 1757. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.

All milling operations are carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to dore. The mill currently has an installed capacity of 2,100 tonnes per day.

Unless otherwise indicated, technical information in respect of the San Dimas Mine is based on the independent technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 prepared by Velasques Spring, P. Eng., and Gordon Watts, P. Eng., of Watts, Griffis and McQuat, in accordance with NI 43-101. Total proven and probable mineral reserves estimated as of December 31, 2009 was 860,000 ounces of gold and 61 million ounces of silver, based on 5.589 million tonnes at an average grade of 4.80 grams of gold per tonne and 339 grams of silver per tonne. The total inferred mineral resources estimated as of December 31, 2009, and not included in the mineral reserves stated above, was approximately 1.6 million ounces of gold and 155 million ounces of silver, based on 15.166 million tonnes at an average grade of 3.31 grams of gold per tonne and 317 grams of silver per tonne.

The following table discloses operating data for the San Dimas Mine for the period from August 6 to September 30, 2010 as well as the three months ended September 30, 2010 and the preceding four quarters. Prior to August 6, 2010, the San Dimas Mine was owned by Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”), an indirect subsidiary of Goldcorp and the data for each of the four quarters ended June 30, 2010 was extracted from Goldcorp’s quarterly MD&A reports. Data for the three months ended September 30, 2010 was derived by combining data since Primero’s ownership with estimated data for the period from July 1 to August 5, 2010 based in internal mine records.

Operating data prior to August 6, 2010 has been provided to assist readers to understand current and potential future operations. There is no assurance, however, that future operating results will be similar to historical results. All of the senior employees who worked at the San Dimas Mine during Goldcorp’s ownership continue to work for Primero.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

		Three months ended [1]
	August 6, 2010 -
	September 30,	September 30,	June 30,	March 31,	December 31,	September 30,
	2010 [1]	2010	2010	2010	2009	2009
Operating Data
Tonnes of ore milled	88,355	145,893	152,200	145,300	166,400	170,800
Average mill head grade (grams/tonne)
– Gold	3.89	4.03	4.45	5.47	5.89	5.13
– Silver	214	227	244	273	251	237
Average recovery rate (%)
– Gold	98%	97%	97%	98%	98%	98%
– Silver	95%	94%	94%	94%	95%	95%
Produced (ounces)
– Gold	10,772	18,419	20,900	24,900	30,800	27,500
– Silver	575,543	1,005,404	1,109,700	1,250,800	1,274,700	1,231,800
Sold (ounces)
– Gold	11,845	12,445	20,500	24,900	30,500	27,400
– Silver	982,151	982,151	1,076,400	1,205,700	1,263,500	1,234,200
Average realized price (per ounce)
– Gold	1,257	1,252	1,214	1,104	1,104	929
– Silver (2)	4.04	4.04	4.04	4.04	4.04	4.02
Total cash costs (per gold ounce) (2) (3)
– Gold equivalent basis	681	not reported	not reported	not reported	not reported	not reported
– By-product basis	527	514	457	374	272	313

(1)	The San Dimas mine was acquired by Primero on August 6, 2010. The comparative operating data was as reported during the period the mine was owned by Goldcorp.

(2)

Due to a silver purchase agreement originally entered into in 2004, for the periods shown, all silver produced was sold to Silver Wheaton at a fixed price. In the future, as a result of restructuring the silver purchase agreement, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met (see Silver Purchase Agreement above)

(3)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” below for a reconciliation to operating expenses.

Differences between periods in ounces produced are generally due to the extent of development work carried out in the period and the amount of ore contained within the development material, which is largely a function of grades. The San Dimas Mine has more than a hundred ore veins that pinch and swell, vary in width from less than a centimetre to over 15 metres (but average 1.5 metres) and range in strike length from a few metres to over 2,000 metres. Typical of narrow vein mines, discovering mineralization is a challenge and calls for extensive development work with a high degree of drilling and blasting accuracy to prevent excessive dilution.

Gold and silver production throughout 2010 has trended below levels achieved in 2009. For the nine months ended September 30, 2010, gold and silver production was 22%, or 17,981 ounces, and 12% or 452,796 ounces, less, respectively, than the comparable period in 2009. This was mainly due to 13% lower mill throughput and 13% lower gold grades (average silver grades were the same in both periods). Most of the production in 2010 came from the deep Central Block area and grades in the Santa Lucia, Soledad, Marina and Robertita veins were below expectations.

For the period of Primero’s ownership, from August 6 to September 30, 2010, 10,772 ounces of gold and 575,543 ounces of silver were produced. Mill throughput averaged 1,578 tonnes per day, below 2010 target throughput of approximately 1,800 tonnes per day due to having fewer development faces and encountering lower grades. Sales of gold and silver totalled 11,845 ounces and 982,151 ounces, respectively. While gold sales were similar to gold production, silver sales were significantly in excess of production since the Company sold 558,000 ounces of silver dore.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The lower throughput and grades in 2010 impacted cash costs. For the nine months ended September 30, 2010, cash costs per ounce of gold on a by-product basis were $453, compared with $293 in the same period in 2009. Lower gold production accounted for $123 per ounce, or 77% of the increase. Higher operating costs accounted for $37 per ounce, or 23% of the cost increase over the same period in 2009. Approximately 50% of the operating costs at San Dimas are fixed. For the period from August 6 to September 30, 2010, cash costs per ounce of gold on a by-product basis were $527, higher than the nine month period due to reduced throughput and grade discussed above.

The Company expects production to improve in the fourth quarter of 2010 as it is now developing stopes in the higher grade Robertita and Jullietta veins. Throughput for the fourth quarter is expected to average approximately 1,800 tonnes per day and by-product cash costs per gold ounce are expected to be approximately $400.

Primero acquired the San Dimas Mine on August 6, 2010 and therefore oversaw operations for eight weeks of the third quarter. The period from the acquisition date to September 30, 2010 was one of transition during which the mine largely operated under the mine plan that DMSL had implemented earlier in the year. During the fourth quarter the Company is formulating its own mine plan, which will establish production targets for 2011 that the Company expects, if achieved, will demonstrate significant improvement over 2010.

Transition Matters

As at the date of this MD&A certain transition matters relating to the acquisition of the San Dimas Mine are outstanding, including:

  Final agreement on the amount of a potential working capital adjustment as at August 6, 2010;
  The Company obtaining its own explosives permit, and
  Various issues related to the employees and employee benefits

The Company is working cooperatively with DMSL and others to resolve these transition matters as expeditiously as possible.

Ventanas property

The Company held an option to acquire up to a 70% interest in the Ventanas exploration property pursuant to an agreement originally entered into on May 8, 2007. Concurrent with the acquisition of the San Dimas Mine, the Company acquired all rights to the Ventanas property. The Ventanas property lies in the Ventanas mining district approximately 32 kilometres from the San Dimas Mine. The property is composed of 28 near-contiguous mining concessions covering approximately 35 square kilometres. The Company last drilled the property in 2008 and since then the property has been on care and maintenance. Primero is assessing its future plans for the Ventanas property.

RESULTS OF OPERATIONS

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results of operations.

The Company incurred a net loss of $33.3 million and $36.3 million during the three and nine months ended September 30, 2010, respectively, compared with a loss of $0.2 million and $0.5 million, respectively, in the same period in 2009. On August 6, 2010, the Company acquired the San Dimas Mine. Prior to this acquisition, the Company did not have any operating mines and therefore no revenues or costs of sales. The increased loss, as compared to last year, was primarily a result of transaction costs related to the acquisition of San Dimas of $9.4 million, $12.5 million for settlement of a law suit, a $6.1 million increase in stock-based compensation related to corporate employees, $1.9 million of interest expense and accretion related to new debt issued in the third quarter of 2010 and $3.9 million in taxes related to the mine operations acquired. The costs were incurred in the third quarter of 2010 except for $1.8 million of transaction costs and $0.7 million of stock based compensation that were incurred in the second quarter of 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted net loss1 for the three and nine months ended September 30, 2010 was $9.2 million and $10.4 million, respectively, compared with adjusted net loss of $0.2 million and $0.5 million, respectively, in the same periods in 2009.

Three and nine months ended September 30, 2010 compared with three months ended September 30, 2009

Results of operations for the three months ended September 30, 2010 are substantially the same as results of operations for the nine months ended September 30, 2010 due to the timing of the acquisition of the San Dimas Mine and the fact that the Company had minimal operations before the acquisition. Consequently, the discussion of results of operations for the three and nine month periods has been merged.

Revenues

Revenues were $18.9 million for the three and nine months ended September 30, 2010 compared to nil in the corresponding 2009 period. The revenue was generated between August 6, 2010 and September 30, 2010, the period when the Company owned the San Dimas Mine. The Company sold 11,845 ounces of gold at an average price of $1,257 per ounce and 982,151 ounces of silver at an average price of $4.04 per ounce. The gold is sold into the market at the prevailing spot price. During the third quarter of 2010, continued concerns over the European debt crisis, poor U.S. economic indicators and the slow recovery of the global economy pushed gold prices to record highs in excess of $1,300 per ounce. The silver ounces were sold pursuant to a silver purchase agreement with Silver Wheaton and its affiliates, assumed by the Company as part of the acquisition of the San Dimas Mine in August, 2010 (see Silver purchase agreement). The average spot price for silver during the period from August 6 to September 30, 2010 was $19.46 per ounce.

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess

___________________________________
1 Adjusted net loss is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to Non-GAAP measure – Adjusted net loss for a reconciliation of adjusted net loss to reported net loss.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The commitment with regards to the sale of the silver to Silver Wheaton Caymans at a price lower than market price, has been offset against the fair value of the mining interest recorded upon acquisition of the San Dimas Mine.

Operating expenses

The operating expenses were $16.0 million in the three and nine months ended September 30, 2010 compared to nil in the comparable 2009 period due to the acquisition of the San Dimas Mine on August 6, 2010. Operating costs include $4.0 million for the impact of the fair value adjustment to acquisition date inventory that was subsequently sold. Cash costs per gold ounce2 (which exclude this fair value adjustment) were $527 and $681, respectively, on a by-product and gold equivalent basis.

Included in cost of sales for the three and nine months ended September 30, 2010 is $1.8 million for stock-based compensation which relates to the options granted to mine site employees in August 2010.

The Company’s third quarter gold margin7 was $576 per ounce of gold sold3.

Depreciation and depletion expense

The depreciation and depletion expense was $2.0 million in the three and nine months ended September 30, 2010 compared to nil in the comparable 2009 period due to the acquisition of the San Dimas Mine on August 6, 2010. The Company depletes its mineral assets on a unit-of-production basis over the estimated life of reserves and a portion of resources expected to be converted to reserves. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves. The Company expects depreciation and depletion expense associated with the San Dimas Mine to be approximately $25 million per annum.

General and administration expenses

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2 Cash costs per gold ounce is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to Non-GAAP measure – Cash costs per gold ounce for a reconciliation of cash costs per gold ounce on both a byproduct and gold equivalent basis to reported operating expenses.

3 Gold margin per ounce is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to Non-GAAP measure – Gold margin per ounce for a reconciliation of gold margin to GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Transaction costs	7,655		- 9,424	-
Legal settlement (i)	12,483		- 12,483	-
Stock-based
compensation (ii)	5,398	71	6,133	71
Other	2,446	172	3,001	320
	27,982	243	31,041	391

General and administration expenses were $28.0 million and $31.0 million for the three and nine months ended September 30, 2010, respectively, compared to $0.2 million and $0.4 million, respectively, for three and nine months ended September 30, 2009.

Included in general and administration for the three and nine months ended September 30, 2010 were $7.6 million and $9.4 million, respectively, of advisory, legal, accounting, valuation and other professional or consulting fees incurred with respect to the acquisition of the San Dimas Mine in the third quarter of 2010.

The Company also incurred an expense of $12.5 million in the third quarter of 2010 related to the settlement of a law suit. On June 18, 2010, a company with which Primero had a director in common, Alamos Gold Inc. (“Alamos”), alleged that, in respect of Primero’s acquisition of the San Dimas Mine, the director in common breached a fiduciary duty owed to Alamos and that Primero participated in and facilitated that breach. While the Company denied liability for the claim, it reached a settlement with Alamos under which, in full settlement of the alleged claim and without admitting liability, the Company agreed to pay Cdn$13.0 million to Alamos, payable as to Cdn$1 million in cash and Cdn$12.0 million in post-consolidation common shares issued at the same price as the subscription receipts. Payment of the settlement amount was conditional upon closing of the acquisition. On August 11, 2010, the Company paid the cash and issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos to settle the claim.

Stock-based compensation was $5.4 million and $6.1 million for the three and nine months ended September 30, 2010, respectively, compared to $0.1 million for each of the three and nine months ended September 30, 2009. Most of the increase was due to two sets of stock options which were granted on August 6, 2010, concurrent with the closing of the San Dimas acquisition. The Company granted options to acquire 4,659,490 common shares to its directors and officers in recognition of their efforts in successfully completing the San Dimas acquisition and as incentive for future efforts to be put forth in connection with the business of the Company following completion of the San Dimas acquisition. These options vest over two years, with one-third vesting on the date of grant and one-third vesting on each of the next two anniversaries of the grant date.

Other general and administration expenses were $2.4 million and $3.0 million in the three and nine months ended September 30, 2010, respectively, compared to $0.2 million and $0.3 million, respectively, in the comparable 2009 periods. In 2009, the Company was focussed on searching for acquisition opportunities, with a small management team, who were compensated on consulting contracts that called for monthly payments aggregating $15,000. On April 1, 2010, these consulting contracts were replaced by employment agreements, which anticipated the San Dimas acquisition and provided for market rate compensation in line with junior mining companies. In addition, the Company hired several new employees, rented office space in Toronto and Mexico City and incurred additional office occupancy and public company costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest expense

Interest expense was $1.9 for the three and nine months ended September 30, 2010, compared to nil in the three and nine months ended September 30, 2009. The 2010 expense related primarily to interest accrued on the promissory note, VAT loan and convertible debt issued in the third quarter of 2010 (see Liquidity and Capital Resource Section of this MD&A).

Income and mining taxes

Income and mining taxes were $3.9 million in both the three and nine months ended September 30, 2010 based on losses before income tax of $29.3 million and $32.4 million in the comparable periods. The income taxes recorded in the third quarter relate to the San Dimas mining operations acquired on August 6, 2010, which are profitable for Mexican tax purposes.

The Company pays income taxes in Mexico based on selling all silver produced at the San Dimas mine at market prices (see Silver purchase agreement above). Silver Trading currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company is assessed income taxes based on sales at market prices.

The majority of the general and administration costs incurred and $1.7 million of the stock-based compensation included in the cost of goods sold were incurred and recorded in Canada.

Cumulative translation adjustment

Effective August, 6, 2010, the Company determined that its functional currency had changed from the Canadian dollar to the United States dollar as a result of the acquisition of the San Dimas mine; this changed the nature of the business as all sales and a significant portion of the expenses and activities now occur in United States dollars.

Concurrent with the change in functional currency, the Company adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the comparative financial statements for all prior periods presented have been translated into U.S. dollars using the current rate method. Under this method, the statements of operations and cash flows for each quarter have been translated into the reporting currency using the average exchange rates prevailing during each period, and all assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Shareholders’ equity transactions have been translated using the rates of exchange in effect on the dates of the various transactions. The resulting translation adjustment was recorded as a currency translation adjustment (“CTA”), a separate component of other comprehensive income (“OCI”). The CTA balance at September 30, 2010, represents the CTA to August 6, 2010, which will remain in OCI until the operations are disposed. The majority of the CTA balance of $7.1 million relates to movements in the exchange rate between the United States dollar and the Canadian dollar on the Cdn$300 million equity financing between the closing date of the public offering and the date at which this financing was released from escrow in order to pay for the acquisition of the San Dimas mine.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a by-product and gold equivalent ounce basis, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs (by-product) per gold ounce to operating expenses per the consolidated financial statements for the three and nine months ended September 30, 2010:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating expenses per the consolidated financial statements ($000's)	15,956
Fair value adjustment to acquisition date inventory subsequently sold	(3,981)
Less stock-based compensation ($000's)	(1,763)
Total cash operating costs ($000's)	10,212
By-product silver sales credits ($000's)	(3,968)
Cash costs, net of by-product sales ($000's)	6,244
Ounces of gold sold	11,845
Total by-product cash costs per gold ounce sold	527

Total cash operating costs ($000's)	10,212
Ounces of gold sold	11,845
Gold equivalent ounces of silver sold[4]	3,157
Gold equivalent ounces	15,002
Total cash costs per gold equivalent ounce	681

Non – GAAP measure – Adjusted net loss

The Company has included the non-GAAP performance measures of adjusted net loss and adjusted net loss per share, throughout this document. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net loss and adjusted net loss per share to net loss per the consolidated financial statements for the three and nine months ended September 30:

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4 “Gold equivalent ounces” include silver ounces produced, sold and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the partial third quarter period August 6, 2010 to September 30, 2010 was 311:1. The ratio for the full third quarter of 2010 was 310:1, compared with 231:1 for the third quarter of 2009.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months ended		Nine months ended
		September 30,		September 30,
(in thousands of dollars)	2010	2009	2010	2009
	$	$	$	$
Net loss for the period	(33,261)	(238)	(36,314)	(450)
Transaction costs related to acquisition of San Dimas Mine	7,655	-	9,424	-
Legal settlement	12,483	-	12,483	-
Fair value adjustment to acquisition date inventory	3,981	-	3,981	-
Adjusted net loss	(9,142)	(238)	(10,426)	(450)

Non – GAAP measure – Operating Cash Flows Before Working Capital Changes

The Company has included operating cash flows before working capital changes, which is a non-GAAP performance measure in this MD&A. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to the consolidated financial statements:

	Three months ended		Nine months ended
		September 30,		September 30,
(in thousands of dollars)	2010	2009	2010	2009
	$	$	$	$
Cash used in operating activities per consolidated statement of cash flows	(65,325)	(284)	(66,012)	(476)
Less change in non-cash operating working capital	65,298	132	63,665	135
Operating cash flows before working capital changes	(27)	(152)	(2,347)	(341)

Non – GAAP measure – Gold Margin per Ounce

The Company has included a non-GAAP performance measure, gold margin per ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

		Three months ended		Nine months ended
			September 30,		September 30,
		2010	2009	2010	2009
		$	$	$	$
Gold revenue ($000's)	A	14,885	-	14,885	-
Ounces of gold sold	B	11,845	-	11,845	-
Gold revenue per ounce of gold sold (A divided by B)		1,257	-	1,257	-
Cash cost per gold equivalent ounce (see non-GAAP measure above)		681	-	681	-
Gold margin per ounce		576	-	576	-

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividend report and policy

The Company has not paid any dividends since incorporation and has no plans to pay dividends. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters5.

(in thousand of US$ except where
noted)		2010			2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	18,853	-	-	-	-	-	-	-
Net loss	(33,261)	(2,886)	(168)	(333)	(238)	(89)	(123)	(351)
Basic and diluted loss per share	(0.64)	(0.96)	(0.06)	(0.11)	(0.08)	(0.03)	(0.09)	(0.29)
Cash flow from operating activities	(65,325)	(2,162)	(159)	(318)	(153)	(77)	(111)	(73)
Cash and cash equivalents	55,007	636	1,011	1,018	1,243	83	128	212
Total assets	629,418	2,349	2,785	2,799	2,931	1,554	1,506	1,584
Long-term liabilities	115,975	-	-	-	-	-	-	-
Gold produced (ounces)	10,772	-	-	-	-	-	-	-
Gold sold (ounces)	11,845	-	-	-	-	-	-	-
Average price realized per ounce	1,257		-	-	-	-	-	-
Cash cost per gold equivalent ounce	681	-	-	-	-	-	-	-
Cash cost per gold ounce, net of silver by-products	527	-	-	-	-	-	-	-

During Q3, 2010, the Company acquired a producing mine, San Dimas. Revenue of $18.8 million has been recorded during the quarter as a result of gold sales of 11,845 ounces and silver sales of 982,151 ounces. Prior to the acquisition on August 6, 2010, the Company had no revenue-producing operations. The significant increase in net loss in Q3 2010 was due mainly to general and administrative costs of $28.0 million, which included transaction costs associated with the acquisition of the San Dimas mine of $7.7 million, settlement of a legal claim of $12.5 million and stock-based compensation of $5.4 million. Also contributing towards the loss in the quarter were $1.9 million of interest expense and $3.9 million of income taxes. The net loss for Q2 2010 was higher than the previous six quarters primarily due to $1.8 million of transaction costs related to the San Dimas acquisition.

___________________________________
5 Cash costs per gold ounce is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to Non-GAAP measure – Cash costs per gold ounce for a reconciliation of cash costs per gold ounce to reported operating expenses on both a by-product and gold equivalent basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in cash outflow from operating activities was due mainly to the payment of VAT in connection with the acquisition of the San Dimas assets. The Company expects to recover the VAT paid from the Mexican government within 12 months. This is discussed further in the section below entitled “Liquidity and capital resources”.

The increase in total assets in Q3 2010 was as a result of (i) the acquisition of the San Dimas mine and related assets, which were recorded at fair value on the date of acquisition at $501.8 million, (ii) a cash balance of $55.0 million at the end of the period which was generated primarily from the issuance of common shares during the quarter and (iii) the recognition of a $80.6 million Mexican value added tax (“VAT”) receivable.

Long-term liabilities have been recognized for the first time in Q3, 2010 and relate to a convertible note and promissory note, which were issued as part of the consideration for the acquisition of the San Dimas mine.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2010, the Company had cash of $55.0 million (December 31, 2009 - $1.0 million) and working capital of $59.2 million (December 31, 2009 – working capital of $1.0 million). Net cash flows for the three and nine months ended September 30, 2010 and 2009 were as follows:

	For the three months		For the nine months
(In thousands of US dollars)	ended September 30		ended September 30
	2010	2009		2009
	$	$	$	$
Cash flow:
Used in operating activities	(65,325)	(284)	(66,012)	(476)
Used in investing activities	(218,162)	(62)	(218,162)	(142)
Provided by financing activities	338,301	1,408	338,525	1,540
Effect of exchange rate changes on cash	(443)	98	(362)	109
Increase in cash	54,371	1,160	53,989	1,031
Cash at beginning of period	636	83	1,018	212
Cash at end of period	55,007	1,243	55,007	1,243

Operating activities

During the three months ended September 30, 2010, the Company’s net cash outflows for operating activities were $65.3 million. The Company recorded a net loss of $33.3 million, which, adjusted for non-cash items, resulted in cash outflows of $0.1 million before changes in working capital. This amount is comprised primarily of earnings from mining operations of $8.6 million, offset by cash transaction costs of $1.5 million, other cash general and administrative costs of $3.3 million and income taxes of $3.8 million. The change in working capital was an outflow of $65.3 million related primarily to the $80.6 million payment of Mexican VAT which is expected to be recovered within 12 months. This outflow was offset by a $15.6 million increase in accounts payable and accrued liabilities.

During the three months ended September 30, 2009, the Company’s net cash outflows for operating activities were $0.3 million. The Company recorded a net loss of $0.2 million and cash outflows before changes in working capital of the same amount. The change in working capital was $0.1 million outflow due mainly to a decrease in accounts payable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the nine months ended September 30, 2010, the Company’s net cash outflows for operating activities were $66.0 million. The Company recorded a net loss of $36.3 million, which, adjusted for non-cash items, resulted in cash outflows of $2.3 million before changes in working capital. This amount is comprised primarily of earnings from mining operations of $8.6 million, offset by cash transaction costs of $3.2 million, other cash general and administrative costs of $3.9 million and income taxes of $3.8 million. The change in working capital was an outflow of $63.7 million related primarily to the $80.6 million payment of Mexican value added tax (“VAT”) which is expected to be recovered in within 12 months. This outflow was offset by a $17.2 million increase in accounts payable and accrued liabilities.

During the nine months ended September 30, 2009, the Company’s net cash outflows for operating activities were $0.5 million. The Company recorded a net loss of $0.4 million, which, adjusted for non-cash items, resulted in cash outflows of $0.3 million before changes in working capital. This outflow primarily comprised general and administrative costs. The change in working capital was $0.1 million outflow due mainly to a decrease in accounts payable.

Investing activities

Cash outflows for investing activities for the three and nine months ended September 30, 2010 were $218.2 million, of which $216.0 million was the cash component of the purchase price to acquire the San Dimas Mine on August 6, 2010. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in the state of Durango, Mexico.

For the period from August 6 to September 30, 2010, Primero spent $2.2 million on mineral interests and equipment at the newly acquired San Dimas Mine. Expenditures on mining interests in both the three and nine months ended September 2009 were $0.1 million and relate to exploration work on the Ventanas property. The Ventanas property is currently on a care and maintenance program, which requires minimal cash outlays.

The Company expects to spend approximately $9 million on capital expenditures in the fourth quarter of 2010, mainly for mine development, exploration and installation of the third filter for the tailings facility. The Company plans to increase capital expenditures for mine development in 2011 in order to increase the number of working faces and expand ore throughput to the mill. In addition, the Company will be undertaking an optimization and expansion review at San Dimas.

Financing activities

In the three and nine months ended September 30, 2010, the Company realized inflows from financing activities of $338.3 million and $338.5 million, respectively, due mainly to raising $267.9 million (net of cash share issuance costs of $17.1 million) from the issuance of common shares and share purchase warrants and $70 million from the proceeds of the VAT loan. The proceeds from the VAT loan were used to fund value added tax (“VAT”) of $80.6 million assessed against the Company on the purchase of the San Dimas assets. The Company expects to recover the VAT paid from the Mexican government within 12 months and any recovery is required to be used to repay the VAT loan. The VAT loan has a term of one year and bears interest at base rate Canada plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment. Goldcorp Inc. has guaranteed repayment of the VAT loan. In the three and nine months ended September 30, 2009, the Company raised $1.4 million and $1.5 million, respectively, from the issuance of shares.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt

In addition to the VAT loan, on August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments to DMSL:

(i)                                  A convertible note for $60 million with an annual interest rate of 3%. The convertible note may be converted, up to the maturity date, at any time by DMSL at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the note (“Initial Maturity Date”), the convertible note will be repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert (“Debtor Conversion Notice”), DMSL has the right to extend the Initial Maturity Date until the second anniversary of the note (the “Second Maturity Date”). If DMSL elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Issuers of convertible notes that may be settled in cash are required to account separately for the liability and equity components of the note. The debt portion of the convertible note was determined by discounting the future anticipated cash flows falling due under the terms of the note using the Company’s borrowing rate for non-convertible debt of 6%. The equity portion represents the difference between the proceeds received of $60 million and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense over the initial one-year term of the debt. The amount included in equity at September 30, 2010 was $1,675. The accretion in the nine months ended September 30, 2010 was $523.

(ii)                                A promissory note for $50 million with an annual interest rate of 6%. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)                                Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means shareholders’ equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up $5 million per year on account of acquisition opportunities.

Shares issued

On July 20, 2010, the Company closed an offering of 50,000,000 subscription receipts for gross proceeds of $285 million. Issuance costs related to the subscription receipts totalled $17.1 million. The subscription receipts were issued at a price of Cdn$6.00 per subscription receipt. On August 6, 2010, when the proceeds of the subscription receipts were released to the Company, each subscription receipt was converted into one common share and 0.4 of a common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

During the three and nine months ended September 30, 2010, the Company also issued the following shares in non-cash transactions: 31,151,200 shares for the acquisition of the San Dimas Mine, 2,000,000 subscription receipts (which were converted into common shares and warrants on the same terms as described above) for the settlement with Alamos, and 1,209,373 shares in exchange for financial advisory services received.

During the nine months ended September 30, 2010, the Company also issued 290,187 common shares for proceeds of $0.6 million upon the exercise of common share purchase warrants.

On July 2, 2009, the Company closed a brokered private placement of 1,500,000 units at a price of Cdn$1.20 per unit for gross proceeds of $1.5 million. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$2.00 per share until July 2, 2011.

On January 15, 2009, the Company closed a private placement of 184,625 common shares at a price of Cdn$2.00 per share for gross proceeds of $0.3 million, of which $148,000 was received in 2008.

Note that share disclosure for 2009 is provided after giving effect to the share consolidation on August 6, 2010.

As at September 30, 2010, the Company had a working capital of $59.2 million and the Company expects that these resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations for the foreseeable future. In the longer term, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas mine and by making further acquisitions of precious metals properties in Latin America. To achieve this goal the Company may require additional financing.

Outstanding share data

Shareholders’ equity as at September 30, 2010 was $428.5 million compared to $2.6 million as at December 31, 2009.

Share Capital

As at September 30, 2010, the Company had 87,593,172 common shares outstanding. As at the date of this MD&A, the total number of shares outstanding was 87,696,504.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Options

As at September 30, 2010, the Company had 7,748,240 options outstanding with a weighted average exercise price of $5.57. As at the date of this MD&A, the total number of options outstanding was 7,728,240, of which 2,829,413 were exercisable.

Warrants

As at September 30, 2010, the Company had a total of 21,901,523 warrants outstanding with a weighted average exercise price of Cdn$7.78 per share. As at the date of this MD&A, the total number of warrants outstanding were 21,818,191, all of which are exercisable.

Off-balance sheet arrangements

The Company does not currently have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations (“Section 1582”), 1601, Consolidated Financial Statements (“Section 1601”), and 1602, Non-Controlling Interests (“Section 1602”), which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 and Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011 with early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company has adopted these sections effective January 1, 2010.

Future accounting policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements. A summary of the Company’s preparedness to transition to IFRS is shown below.

Note 2 of the Company’s consolidated financial statements for the three and nine ended September 30, 2010 describes all of Primero’s significant accounting policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At September 30, 2010, the average costs of inventories are significantly below their net realizable values.

Mining Interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized.

A significant portion of the Company’s mining properties are depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mines. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At September 30, 2010, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and Closure Cost Obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amounts of mining properties due to changes in estimates of costs will have a corresponding impact to the associated liabilities and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at September 30, 2010.

Stock-based compensation

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the stock-based compensation charge to the Statement of Operations.

CAPITAL MANAGEMENT

The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties and fund potential acquisitions and future production in the San Dimas mine.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize its funding available for operations, as well as exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at September 30, 2010 and December 31, 2009 consist of cash, receivables, accounts payable and accrued liabilities, the convertible note and promissory note and other long-term liabilities.

At September 30, 2010, the carrying amounts of receivables, accounts payable and accrued liabilities and the VAT loan are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability is determined using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition is considered to be its face value less any transaction costs. The fair value of the phantom share plan liability was calculated based on the intrinsic value of the units at the reporting date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2010 or December 31, 2009.

RISKS AND UNCERTAINTIES

The following describes the types of risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. Those with whom trade receivables balances are held, previously transacted with the former owners of the mine, and the history of default was minimal, as such, the credit risk associated with trade receivables at September 30, 2010 is considered to be negligible. The $80.6 million VAT receivable is due from the Government of Mexico and is considered to be fully recoverable.

The Company’s maximum exposure to credit risk at September 30, 2010 and December 31, 2009 is as follows:

	September 30,	December 31,
	2010	2009
	$	$

Cash	55,007	1,018
Receivables	84,596	158

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is developing a planning, budgeting and forecasting process to help determine the

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2010:

	Within		Over
	1 year	2-5 years	5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	22,183	-	-	22,183
Convertible debt and interest	1,800	61,800	-	63,600
Promissory note and interest	-	31,408	31,800	63,208
VAT loan and interest	71,500	-	-	71,500
Minimum rental and lease payments	1,649	1,283	-	2,932
Reclamation and closure cost obligations	2,808	-	6,739	9,547
Commitment to purchase plant and equipment	1,309	-	-	- 1,309
	101,249	94,491	38,539	234,279

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U. S. dollar debt held by DMSL is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During the nine period ended September 30, 2010, the Company recognized a loss of $589 on foreign exchange (2009 - loss of $12). Based on the above net exposures at September 30, 2010, a 10% depreciation or appreciation of the Mexican peso against the U. S. dollar would result in a $0.8 million increase or decrease in the Company’s after-tax net earnings (loss); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $4.8 million increase or decrease in the Company’s after- tax net earnings (loss).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk due to few assets or liabilities being subject to floating interest rates.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. The Company may enter into derivative financial instruments to manage its exposure to commodity price risk, however, at this time, the Company has elected not to do so.

Status of the Company’s preparedness to transition to IFRS

The Company is significantly through the process to transition from Canadian GAAP to IFRS. The Audit Committee has received regular progress reports on the status of the IFRS implementation project and will continue to receive reports through the remainder of the changeover. The Company added an internal IFRS resource in August 2010 to aid with the transition.

An assessment has been performed of the key areas where changes to current accounting policies may be required. This assessment has been re-examined since the acquisition of San Dimas. The following provides a summary of the Company’s evaluation of potential changes in key areas based on the current standards and guidance within IFRS. In the period leading up to the changeover in 2011, the International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies upon adoption of IFRS. Management will continue to review new standards, however, at the present time it is not aware of any significant changes prior to the adoption of IFRS that would affect the summary below.

Mining interests

IFRS currently allows an entity to retain its existing accounting policies related to the exploration and evaluation of mineral properties, subject to some restrictions. Upon the transition to IFRS, the Company expects to change its current policy relating to exploration and evaluation expenditure. Currently, the Company defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. The new policy of the Company shall be to defer only those costs which areexpected to be recouped by future exploitation or sale; these costs must have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The change in accounting policy will be applied retrospectively in accordance with the guidance under IFRS 1 –First-time adoption of International Financial Reporting Standards. The change shall result in approximately $1.3 million of costs previously deferred in relation to the Ventanas property being expensed; this shall be an adjustment to opening deficit in the opening balance sheet of the Company.

Plant and equipment

Under Canadian GAAP, costs incurred for plant and equipment on initial recognition are allocated to significant components when practicable. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased. Otherwise, these costs are expensed. Under IFRS, costs incurred for plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when it is probable that future economic benefits will flow to the Company over a period and the costs can be measured reliably. Upon capitalization, the carrying amount of components replaced, if any, are derecognized. As the majority of plant and equipment was purchased as a result of the acquisition of San Dimas in August 2010, there shall be no impact on the opening balance sheet as a result of this identified difference. The Company is in the process of componentizing assets acquired with San Dimas and is changing their accounting policy with regards to costs incurred subsequent to initial recognition of assets to be in-line with IFRS. There is not expected to be a material impact as a result of this difference at either September 30, 2010 or December 31, 2010.

The Company has decided to adopt the “cost model” under IAS 16 – Property, plant & equipment, for accounting for plant & equipment; this is consistent with the policy presently in place.

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with discounted cash flows. IFRS uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted basis, but could not be supported on a discounted cash flow basis. The Company does not expect this change will have an immediate impact on the carrying value of its assets.

Measurement of reclamation and closure cost obligations

Under IFRS, the Company’s obligation for reclamation and closure costs is measured based on management’s best estimate of future expenditures required to settle the obligation at the balance sheet date, discounted using the applicable country-specific risk-free rates. Under Canadian GAAP, this obligation is measured based on the fair value of future estimated expenditures using quoted market prices where applicable, discounted using the Company’s credit-adjusted risk-free rate. No liability has been recognized by the Company until the acquisition of San Dimas; at September 30th, these changes would result in a non--material difference in the obligation recognized.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Further, IFRS requires the obligation to be re-measured as a result of a change in discount rate (with the new discount rate being applied to the obligation). Canadian GAAP does not require such a remeasurement. No liability has been recognized by the Company until the acquisition of San Dimas, and as such, no adjustments are expected as a result of the transition.

Foreign currency translation

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. In addition, IFRS requires that the functional currency of the Company and its subsidiaries be determined separately. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations. It has been determined that there will be no change in functional currencies of any of the group’s entities as a result of the transition to IFRS and so no adjustments are expected to the financial statements of the Company.

Stock-based compensation

IFRS and Canadian GAAP largely converge on the accounting for share-based transactions with a few differences. The following differences have been noted which will impact the Company upon transition to IFRS:

  5,500,000 options were awarded in July 2009 which, under both Canadian GAAP and IFRS were considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Canadian GAAP requires the expense relating to these options to be charged to the Statement of Operations from the grant date. However, IFRS requires compensation expense to be charged to the Statement of Operations with respect to stock- based compensation prior to the grant date if services are already being received with respect to the award. As such, a compensation expense should have been recorded with respect to these options starting from July 9, 2009 in order to comply with IFRS. The impact of this difference is that the charge to the Statement of Operations as a result of these awards does not change in total, but is charged to the Statement of Operations earlier. The impact is expected to be an increase to opening deficit and contributed surplus of approximately $1 million at the opening balance sheet date.

  The Company initiated a cash-settled Phantom Share Unit Plan in 2010. Under Canadian GAAP, a liability should be recorded over the vesting period of the unit, based on the intrinsic value of the unit. Under IFRS, the value is based on the fair value using an option pricing model. The difference between the two values is considered to be $nil and thus it is not expected to have a material impact on the financial statements of the Company.

  Under IFRS, share purchase warrants with exercise prices denominated in currencies other than the US dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, and warrant issue costs are expensed. Under Canadian GAAP, all warrants are presented as equity. At September 30, 2010, the Company had $35.9 million (including $2 million of warrant issue costs) in warrants with Canadian dollar exercise prices included in equity. For the purpose of the Company’s opening balance sheet at January 1, 2010, $0.7 million of warrants will be removed from equity, re-measured at fair value with the difference between fair value and the amount removed from equity being recognized as an adjustment to opening retained earnings. An additional opening retained earnings adjustment would be recorded for warrants previously exercised, calculated as the difference between the fair values of the warrants on the dates of exercise and the amounts recorded in equity. The amount of exercised warrants at the opening balance sheet date is minimal.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income taxes

IFRS and Canadian GAAP largely converge on the principle for the recognition and measurement of income taxes, however, they have some different exceptions to the principle. The Company does not expect changes to its accounting policies related to income taxes on transition to IFRS to result in significant changes to line items within its financial statements.

Convertible debt

Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are included in the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. The Company has the option to settle in cash upon conversion of the convertible note issued on August 6, 2010. Accordingly, the Company expects there to be a difference in the accounting for the convertible debt.

Revenue recognition

No differences with regards to revenue recognition have been noted for Primero upon the transition to IFRS based on the existing revenue recognition standards under IFRS. The International Accounting Standards Board and the United States Financial Accounting Standards Board are undertaking a joint project to develop a new, joint standard for revenue recognition. For IFRSs, the new standards are expected to replace the existing standards on revenue recognition, IAS 11 Construction Contracts and IAS 18 Revenue. An exposure draft of this proposed standard was released in June 2010 and the Board plans to publish a final standard in 2011. There are not expected to be any impacts to the revenue recognition policy of Primero as a result of this update to revenue recognition under IFRS.

Presentation and disclosure

Disclosure requirements under IFRS generally contain more detail than requirements under Canadian GAAP, which will result in more extensive financial statement note references. Management has considered the increased disclosure requirements and has assessed the required changes to the financial reporting processes to ensure the appropriate data is gathered; the changes are not considered significant.

IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”)

IFRS 1 governs the first-time adoption of IFRS. In general, accounting policies adopted in accordance with IFRS are to be applied retrospectively. IFRS 1 allows certain exemptions from retrospective application. The Company intends to elect to apply just one exemption in preparing its first IFRS financial statements; this exemption is to not re-measure stock-based compensation expense relating to stock options and restricted share units granted after November 7, 2002 but which had vested as at January 1, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company will continue to analyse the accounting policy differences noted above during the course of 2010.

The table below is a summary of the key elements of the Company’s changeover plan and the Company’s progress towards changeover to IFRS. Milestones have been revised since the second quarter of 2010 as a result of the San Dimas acquisition:

Key Activities		Milestones		Status

Accounting policies and procedures:
•	Identify differences between IFRS and the company’s existing policies and procedures	•	Senior management approval and audit committee review of initial policy decisions by Q3 2010 and final decisions during Q4 2010	•	Differences between the Company’s current accounting policies and those presented under IFRS have been identified.
•	Analyze and select ongoing policies when alternatives are permitted
				•	Initial accounting policy decisions for key areas of the financial statements have received approval by senior management and have been reviewed by the audit committee at the point of writing this MD&A.
•	Revise accounting policies and procedures	•	Revised accounting policies and procedures in place by changeover date

				•	Revisions to accounting policies and procedures have been drafted and shall be updated prior to year-end as final accounting policy decisions are made.

Financial statement preparation:
•	Prepare financial statements and note disclosures in compliance with IFRS	•	Senior management approval of opening balance sheet for audit committee review during Q4 2010	•	The opening balance sheet is substantially complete and awaiting approval by senior management and the audit committee.
•	Quantify the effects of converting to IFRS
•	Prepare first-time adoption reconciliations	•	Senior management approval and audit committee review of financial statement format during Q4 2010 and full proforma financial statements prior to changeover	•	Draft note disclosures have been drafted for the IFRS- compliant financial statements.
				•	The majority of the effects of conversion have been quantified and discussed above. Management believes any further adjustments which may be identified will not be material.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Training and communication:
•	Ensure topic-specific training is received for the project team	•	Training resources accessed as topics commence	•	Project team members and finance staff have received training on topics covered to date and will continue training through the changeover
•	Establish company-wide awareness of the likely impacts of the transition
		•	Company-specific training provided prior to changeover date
•	Provide company-specific training on revised policies and procedures to impacted personnel			•	Communication to external stakeholders has been ongoing through MD&A disclosures. Further details of expected impacts of the IFRS conversion will be given in the year-end 2010 MD&A, at which point the full impact of the transition will have been identified and communicated internally.
		•	Impacts of conversion to IFRS communicated prior to changeover date
•	Provide timely communication of the impacts of conversion to external stakeholders

Business impacts:
•	Identify impacts of conversion on contractual arrangements	•	Initial impacts on contracts identified by Q1 2010, final resolution by Q3 2010	•	The impact on contractual arrangements as a result of the transition to IFRS is not significant.
•	Identify impacts of conversion on taxation
		•	Initial impact on taxation identified by Q1 2010, final resolution by Q4 2010
				•	Preliminary assessment completed in Q1 2010 was that implications are not significant. Further analysis will be undertaken in Q4 2010 to finalize the analysis.

IT systems:
•	Identify changes required to IT systems and implement solutions	•	Necessary changes to IT systems implemented by the changeover date	•	No significant changes are needed to IT systems as a result of the transition to IFRS.
•	Determine and implement solution for capturing financial information under Canadian GAAP and IFRS during the year of transition to IFRS (for comparative information)
		•	Assessment of information capture undertaken in Q4 2009	•	No required information is considered unavailable and therefore no changes required in advance of 2010.

Control environment:
•	For all changes to policies and procedures identified, assess effectiveness of internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and implement any necessary changes	•	Sign-off by senior management on effectiveness of internal controls prior to changeover	•	The Company is currently incorporating the internal control requirements in order to comply with NI 52-109 as a result of the listing of the Company’s shares on the TSX. The transition to IFRS is not considered to have any impact on internal control requirements.
		•	Internal controls over IFRS changeover process in place by end of 2009
•	Design and implement internal controls over the IFRS changeover process

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Disclosure controls and procedures

As required by Multilateral Instrument 52-109, management is responsible for establishing and maintaining disclosure controls and procedures. These responsibilities include: (i) designing the Company’s disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is known to them during the time period when quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD&A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation.

Readers are cautioned that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary statement on forward-looking statement information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Forward –looking statements, particularly as they relate to:

  the ability of the Company to expand production at the San Dimas Mine , the ability of the Company to successfully integrate and operate the San Dimas mines, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  possible variations in ore grade or recovery rates,
  failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

  the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities,
  currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation,

and the timing or magnitude of such events are inherently risky and uncertain.

In addition, forward-looking information is based on various assumptions including, but not limited to, the expectations and beliefs of management, assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk Factors” and in the Company’s short form prospectus dated July 9, 2010 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A, including the documents incorporated by reference herein. The forward-looking statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary note for USA readers

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws,, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument NI 43-101 (“NI 43-101”). Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission.

On behalf of the Board

“Joseph Conway”
_______________________
Joseph Conway
President, CEO and Director